FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 30, 2005

TM GROUP HOLDINGS PLC

(Registrant’s name)

TM House

Ashwells Road, Brentwood,

Essex, CM15 9ST

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.....X..... Form 40-F............

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.........    No......X......

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2005	TM GROUP HOLDINGS PLC

	By:	/S/ JAMES LANCASTER
James Lancaster
Chief Executive Officer

Exhibit Index

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit	Description	Sequential Page No.
	Letter in response to queries raised on Form 20-F by the SEC	4

Michael Moran

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington DC 20549

September 30, 2005

Re:	TM Group Holdings PLC
Form 20-F for Fiscal Year Ended November 27, 2004
Filed March 24, 2005
File Number: 333-09268

Dear Sir,

We hereby respond to your comments set forth in your letter of August 30, 2005. For your convenience, we have repeated your comments and set out our responses below.

For your information, TM Group Holdings PLC (the “Company”) has recently given notice to the holders of its 11% Senior Notes due May 15, 2008 and its 12 1/4% Senior Subordinated Notes due May 15, 2008 (together, the “Notes”), of its intention to redeem for cash all outstanding Notes on October 17, 2005. On completion of this process the Company intends to file a certification on Form 15 suspending its obligation to file reports with the Securities and Exchange Commission under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Part II, page 55

Item 15. Controls and Procedures, page 55

1	We note your officers’ concluded the disclosure controls and procedures were effective ‘subject to the following.’ Given the matter noted, it is not clear whether your officers concluded the company’s disclosure controls and procedures were effective as of the end of the period covered by the report. Please revise your disclosure to clearly state the conclusions reached by your officers’ on the effectiveness of your disclosure controls and procedures. For example, if true, you can state disclosure controls and procedures are effective including consideration of the identified matter, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matter. Or, if so, you can state that given the identified matter, your disclosure controls and procedures are not effective.

In response to this comment, the Company intends to revise its disclosure to state in “Item 15, Controls and Procedures” that the Company’s disclosure controls and procedures were ineffective as of November 27, 2004. A copy of proposed revised Item 15 is attached as Exhibit A.

2	Disclose when the material weakness first began in the company’s internal controls over financial reporting.

Management first became aware of the existence of the material weakness in the Company’s internal controls over financial reporting when the Company’s independent registered public accounting firm, Ernst & Young LLP, reported to the Company’s audit committee and management in January 2005 that, in relation to a restatement of the Company’s financial statements for 2003, Ernst & Young LLP had come to the conclusion that there was insufficient knowledge of and experience with US GAAP in the Company’s corporate accounting department, which, in their view, represented a material weakness in the Company’s internal controls over financial reporting.

A copy of proposed revised Item 15 is attached as Exhibit A.

3	We note your disclosure that “[s]ubject to the foregoing, since November 27, 2004 there have been no significant changes in the Company’s internal financial controls or in other factors that could significantly affect internal financial controls.” Revise to clearly state, if correct, there were changes in your internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

In response to this comment the Company intends to revise its disclosure to state that there have been no changes in the Company’s internal control over financial reporting during the fiscal year ended November 27, 2004 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. A copy of proposed revised Item 15 is attached as Exhibit A.

Item 16C. Principal Accountant Fees and Services, page 56

4	Please include a description of the nature of services for fees disclosed under the captions audit, tax and other fees. Also please advise or disclose the audit committee’s pre-approval policies and the percentage of disclosed fees approved by the audit committee. See the Instructions to Item 16C. of Form 20-F and Rule 2-01(7)(B) of Regulation S-X.

A description of the nature of the services provided under the captions audit, tax and other fees is set forth in the table rather than in a footnote to the table. We believe that no further description of audit fees is necessary or required by Item 16C. We also believe that the audit committee’s pre-approval policy is described in Item 16C, ‘..before the accountant is engaged by the Company or its subsidiaries to render audit or non-audit services, the engagement is approved by the Company’s Audit Committee.’ As a result of this policy, 100% of all services were pre-approved.

Part III, page 57

Item 18. Financial Statements, page 57

Report of Independent Registered Public Accounting Firm, page F-1

5	Please request your independent registered public accounting firm revise its report to refer to the standards of the Public Company Accounting Oversight Board (“PCAOB”) in their audit report rather than reference U.S. generally accepted auditing standards. Please see SEC release No 34-49707 and PCAOB Auditing Standard No. 1.

Our independent registered public accounting firm has amended its report as requested as per Exhibit B attached hereto.

Notes to the Financial Statements, page F-6

1. The Company, page F-6

6	Please tell us how you accounted for the May and November 1998 recapitalizations in consideration of then applicable U.S. GAAP, APB No.’s 16 and 17. Tell us the accounting acquirer and acquiree, if it was accounted for as a purchase method acquisition, how you determined the cost of the acquired entity, allocated the cost to assets acquired and liabilities assumed and computed goodwill. Include a discussion in your response explaining your disclosure which indicates recording goodwill would not be a meaningful amount in given the fact it was not held at arm’s length.

In May and November 1998, the Company effected two recapitalisations by formation of the two new holding companies.

In May 1998, TM Group Holdings PLC (acquirer) purchased all of the shares of TM Group Limited (acquiree) in return for the issue of new shares in itself and the payment of cash to shareholders of TM Group Limited.

In November 1998, Thistledove Limited (acquirer), purchased all of the shares of TM Group Holdings PLC (acquiree) for the issue of new shares in itself.

As stated in the Company’s Registration Statement on Form F-4 (No. 333-9268) and in its Annual Report on Form 20-F for the fiscal year ended 27 November 1999, both of these recapitalisations were accounted for as group re-organisations using merger accounting principles under UK GAAP. For the purposes of US GAAP, the acquisition has been accounted for as a combination of entities under common control.

Given the relationship between the acquirer and acquiree (being under common control) for both recapitalisations, these transactions were not considered to be at arm’s length. As there was no arm’s length acquisition price, any resulting goodwill arising from the application of purchase accounting would not have been a meaningful amount. In addition, as there was no external acquiring party, such goodwill would in effect have been self-generated goodwill. In these circumstances, it was considered appropriate under both UK GAAP and US GAAP, to account for the transaction as stated.

These matters were discussed and resolved with the Staff of the Securities and Exchange Commission (SEC) during the Staff’s review process of the Form F-4 Registration Statement (No. 333-9268).

14. Acquisitions and Disposals, page F-16

7	Tell us the nature of the £6.3 million disclosed as deferred consideration and explain why the payment is deferred and included in your purchase price allocation on the date of acquisition. Include in your response the form of the consideration and it if is contingently payable when specified events or transactions occur in the future (e.g. when you achieve a specified earnings level or a stated market price of a specified security). See paragraphs 25 – 31 of SFAS No. 141.

The terms of the acquisition were simply that the consideration would be paid in tranches as disclosed. This consideration is therefore not contingent.

8	Please tell us whether or not you recorded any separately identified intangible assets in the acquisitions of Dillon’s Stores Ltd, and any other acquisitions in fiscal year 2004. Intangible assets apart from goodwill are required to be measured at fair value while goodwill is both defined and measured as an excess over cost. If you have identified intangible assets apart from goodwill, tell us what the intangible assets represent, if they are recorded separately and how they are valued pursuant to paragraph 37e of SFAS No. 141 or tell us why you did not identify any intangible assets apart from goodwill in these acquisitions.

Intangible assets apart from goodwill were identified within the newly acquired Dillons Stores Limited. The intangible assets represented contracts to provide post office services within a number of the newly acquired stores. However, given the uncertainties prevailing in relation to the provision of postal services in the UK, the value attributable to these contracts was insignificant. On this basis, a separate intangible asset has not been recognised.

24. Pensions Commitments, page F-24

9	Please tell us if you have adopted SFAS No. 87 as of the required effective date of January 1, 1998 or the first period which US GAAP reconciled data was included in your SEC filings. If you have adopted SFAS No. 87, the Statement requires plan assets and liabilities to be measured on an annual basis no more than three months prior to the most recent balance sheet date. Tell us each of your plan measurement dates and whether you receive separate actuarial valuations on an annual basis. Alternatively, if you do not receive annual valuations please tell us how this impacts your measurement of plan assets and liabilities in accordance with SFAS No. 87, if at all. See paragraph 52 of SFAS No. 87.

As in prior years, the Company instructed a full actuarial valuation to be completed for FAS 87 purposes for the period ended 27 November 2004. This included a full valuation of the plan assets and obligations at the balance sheet date.

On page F-24 of the Form 20-F for the fiscal year ended November 27, 2004 (the “2004 Form 20-F”), there is a reference to the last full actuarial valuation being completed at 31 March 2002. This reference relates to a valuation which was performed for UK accounting purposes, which requires full actuarial valuations to be completed on a triennial basis. However, in addition to this requirement, a separate annual actuarial valuation was conducted under FAS 87 rules and the results of that valuation form the disclosure shown in Note 29 of the Financial Statements included in the 2004 Form 20-F. This process was followed at the time of the initial registration with the SEC and has been followed in each subsequent year

10	We note Post Offices in company stores are experiencing changes in pension and benefit dispensation. Please tell us when and how these changes will impact your defined benefit plans, if at all. If these changes occurred after the most recent actuarial valuation date but before your most recent balance sheet date, tell us how you determined the existing valuations are updated to include all significant changes that affect pension expense and unfunded accumulated benefit obligation or minimum liability. U.S. GAAP requires a company to make two valuations each year. The first valuation, performed at the beginning of the year, is used to compute pension expense for the entire year. The second valuation, performed at the end of the year, is used to derive the pension obligation and asset information disclosed in the footnotes and also to compute whether a minimum liability is needed on the balance sheet. We believe events that change one or more of the components of pension expense enough to materially affect pension expense may create a presumption the plans should be revalued and pension expense for the remainder of the reporting fiscal year be based on the new information and conditions. If you have not updated your actuarial valuations since the date of original completion, please include in your response why you believe a thoroughly updated actuarial valuation is not required to accurately reflect pension expense and minimum liability for the reconciliation to U.S. GAAP. Reference is made to paragraphs 52 and 53 of SFAS No. 87.

The disclosure in relation to UK Government changes in the way State pensions are paid is made in order to indicate that it will have an adverse impact on our business. The Government will, in future, not be using the services of Post Office counters to pay State pensions but will, instead, be paying them direct to pensioners’ bank accounts.

This change in government policy has no implication on our own pension arrangements and accordingly has no SFAS 87 implications.

29. Differences between United Kingdom and United States Generally Accepted Accounting Principles, page F-27

11	Please tell us what consideration you gave to providing the disclosures required by SFAS No. 131 under U.S. GAAP.

The TM business is considered by management to have one segment of reporting – retail.

Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. FAS 131 requires a ‘management approach’ to identify reportable business segments, based on the way that management organises segments for making operating decisions and assessing performance. For TM, this is on the basis of the retail business, as FAS 131, paragraph 10 states that an operating segment is a component of an entity:

FAS131, Par. 10

“10.	An operating segment is a component of an enterprise:

a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),”

For TM, the business activities engaged by the TM are similar in terms of nature of products or services; the nature of production process; the type or class of customer; the method of distribution of products or services; and the nature of the regulatory environment. The retail sector is therefore used as the operating segment.

“b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and”

The chief operating decision maker evaluates operating performance of and makes resource allocation decisions at the retail operating segment level – no sub division is performed.

“c.	For which discrete financial information is available.”

Management accounts are monitored and reviewed at the retail operating level i.e. no discrete financial information is monitored or used in running the TM business.

The only operating segment based on the chief operating decision makers’ management approach is one segment – retail.

TM would not need to segment the business geographically, as all revenues and assets are attributed to our country of domicile (paragraph 38).

On this basis, we consider that there is only one reporting segment and therefore the existing disclosure complies with the requirements of FAS 131.

Item 19. Exhibits, page 58

12	Please advise or revise your filing to include a disclosure of your computation of earnings per share. Include in your response why the if-converted method or two-class method of computing earnings per share shall be used in light of the fact C common shares participate in dividends with A and B common shares according to a predetermined fixed cumulative preferred dividend. See Instruction No. 6 as to Exhibits of Form 20-F and paragraph 61 of SFAS No. 128.

FAS 128 Earnings per Share requires presentation of earnings per share (EPS) by all entities:

that have issued common stock or potential common stock if those securities trade in a public market (domestic or foreign) or in the over-the-counter market; or

that have made a filing or are in the process of filing with a regulatory agency in preparation for the sale of those securities in a public market.

As the Company’s shares have not been issued publicly and are not traded on any market, earnings per share disclosures are not required to be presented.

In responding to your comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely

James Lancaster
Chief Executive Officer

EXHIBIT A

Item 15. Controls and Procedures

Management, including the Company’s Chief Executive Officer and Finance Director, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of November 27, 2004, which is the end of the period covered by this Annual Report. Based upon that evaluation, the Chief Executive Officer and Finance Director concluded that the Company’s disclosure controls and procedures were ineffective, as of November 27, 2004, for the following reason:

In January 2005, the Company’s independent registered public accounting firm, Ernst & Young LLP, reported to TM Group Holdings PLC’s audit committee and management that Ernst & Young LLP considered that there was insufficient knowledge and experience of US GAAP in the Company’s corporate accounting department and that Ernst & Young considered this matter to be a reportable condition (as defined under standards adopted by the Public Company Accounting Oversight Board) representing a material weakness in the Company’s internal controls over financial reporting. Ernst & Young LLP has provided an unqualified audit report on the Company’s financial statements for Fiscal 2002, Fiscal 2003 and Fiscal 2004.

The material weakness, which was identified in January 2005, relates to a restatement of the Company’s financial statements for Fiscal 2003. Accordingly, management considers that this material weakness has existed since the beginning of Fiscal 2002. Based upon, and as of the date of that evaluation, the Chief Executive Officer and Finance Director concluded that the disclosure controls and procedures were not effective as of November 27, 2004.

There have been no changes in the Company’s internal control over financial reporting during the fiscal year ended November 27, 2004 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Exhibit B

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To	The Board of Directors
TM Group Holdings PLC

We have audited the accompanying consolidated balance sheets of TM Group Holdings PLC at November 29, 2003 and November 27, 2004, and the related consolidated profit and loss accounts and consolidated statements of total recognised gains and losses, changes in shareholder’s funds and cash flows for the 53 weeks ended November 30, 2002 and the 52 weeks ended November 29, 2003 and November 27, 2004. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TM Group Holdings PLC at November 29, 2003 and November 27, 2004, and the consolidated results of its operations and its consolidated cash flows for the 53 weeks ended November 30, 2002 and the 52 weeks ended November 29, 2003 and November 27, 2004, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 29 of Notes to the Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

ERNST & YOUNG LLP

London, England

March 23, 2005